Western Copper and Gold Announces Filing of Final Short Form Prospectus

FINAL SHORT FORM PROSPECTUS ACCESSIBLE ON SEDAR+

Vancouver, B.C., February 20, 2026 - Western Copper and Gold Corporation. (TSX:WRN, NYSE American:WRN) (the "Company") is pleased to announce that, further to its news releases dated February 11, 2026 and February 12, 2026, it has filed a final short form prospectus dated February 20, 2026 (the "Final Prospectus") with the securities commissions in each of the provinces of Canada, except Quebec, in connection with its bought deal public offering of common shares of the Company (the "Common Shares") at a price of C$4.15 per Common Share for gross proceeds to the Company of approximately C$80,001,625 (the "Offering").

The Offering is being conducted through a syndicate of underwriters including Stifel Canada, as lead underwriter and sole bookrunner, along with ATB Capital Markets Corp., National Bank Financial Inc., Agentis Capital Markets, BMO Capital Markets, Canaccord Genuity Corp., CIBC World Markets Inc. and H.C. Wainwright & Co., LLC (collectively, the "Underwriters"). The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 2,891,625 Common Shares of the Offering. If this option is exercised in full, an additional C$12,000,243.75 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be approximately C$92,001,869.

Access to the Final Prospectus and any amendment to the documents is provided in accordance with securities legislation relating to procedures for providing access to a prospectus. The Final Prospectus is accessible on SEDAR+ at www.sedarplus.ca. An electronic or paper copy of the Final Prospectus and any amendment may be obtained, without charge, from Stifel Canada by 161 Bay Street, Suite 3800, Toronto, Ontario, Canada M5J 2S1 or by email at syndprospectus@stifel.com by providing the contact with an email address or address, as applicable. The Final Prospectus contains important detailed information about the Company and the Offering. Prospective investors should read the Final Prospectus and the other documents the Company has filed on SEDAR+ before making an investment decision.

The Common Shares will also be offered in the United States pursuant to a prospectus filed as part of a registration statement on Form F-10 (together with any amendments thereto, the "Registration Statement") under the Canada/U.S. multi-jurisdictional disclosure system. The Registration Statement relating to the Common Shares has been filed with the United States Securities and Exchange Commission. The Registration Statement is available on EDGAR at www.sec.gov. Alternatively, the Registration Statement and the prospectus included therein may be obtained, for free upon request, from Stifel Canada at 161 Bay Street, Suite 3800, Toronto, Ontario, Canada M5J 2S1 or by email at syndprospectus@stifel.com.  The Registration Statement and prospectus included therein contains important detailed information about the Company and the Offering. Prospective investors should read the Registration Statement and such prospectus and the other documents the Company has filed on EDGAR before making an investment decision.

The Offering is scheduled to close on or about February 26, 2026, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE American and the applicable securities regulatory authorities.

About Western Copper and Gold Corporation

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

Chief Executive Officer

Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain forward-looking statements concerning the timing and completion of the Offering, the gross proceeds of the Offering and the use of proceeds from the Offering, the over-allotment option to be granted to the Underwriters, the necessary regulatory approvals required for the Offering being received and the expected closing date of the Offering. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and other U.S. securities law and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements").

Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The material factors or assumptions used to develop forward-looking statements include, but are not limited to, the assumptions that all regulatory approvals of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be satisfied in a timely manner; and that market or business conditions will not change in a materially adverse manner. Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of the Company and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient capital in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in the Company's AIF and Form 40-F, including those under the heading "Risk Factors" and other information released by the Company and filed with the applicable regulatory agencies.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.